UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02029920

NO ACT
P.E 1-7-02
1-14365

March 11, 2002

Gene G. Lewis
Locke Liddell & Sapp LLP
3400 Chase Tower
600 Travis Street
Houston, Texas 77002-3095

Act 1934
Section 14A-8
Rule
Public Availability 3/11/2002

Re: El Paso Corporation
Incoming letter dated January 7, 2002

Dear Mr. Lewis:

This is in response to your letters dated January 7, 2002 and February 8, 2002 concerning the shareholder proposal submitted to El Paso by Victor Rossi. We also have received letters on the proponent's behalf dated January 25, 2002 and February 16, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

PROCESSED
APR 1 2 2002
THOMSON FINANCIAL
P

Enclosures

cc: Victor Rossi
c/o Chris Rossi
P.O. Box 249
Boonville, CA 95415

LOCKE LIDDELL & SAPP LLP

ATTORNEYS & COUNSELORS

3400 CHASE TOWER
600 TRAVIS STREET
HOUSTON, TEXAS 77002-3095

AUSTIN • DALLAS • HOUSTON • NEW ORLEANS

(713) 226-1200
Fax: (713) 223-3717
www.lockeliddell.com

January 7, 2002

By Federal Express

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Proposal Submitted by Victor Rossi

Ladies and Gentlemen:

We are writing on behalf of our client, El Paso Corporation, a Delaware corporation ("El Paso"). El Paso has received from Chris Rossi, as custodian for Victor Rossi, one of its stockholders, a letter dated November 5, 2001, requesting that a proposal and accompanying supporting statement (the "Proposal") be included in El Paso's proxy materials for its next Annual Meeting of Stockholders. A copy of the Proposal is attached hereto as Exhibit A. El Paso expects to file its definitive proxy materials on or about March 30, 2002.

On behalf of El Paso, we respectfully notify the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Division"), Mr. Chris Rossi, Mr. Victor Rossi and Mr. Rossi's designee, John Chevedden, to whom we are today sending copies of this letter, that El Paso intends to omit the Proposal from its proxy materials for the reasons set forth below. In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we enclose six (6) copies of this letter (which constitutes both the required statement of reasons and supporting opinion of counsel) and the Proposal submitted by Mr. Rossi by letter dated November 5, 2001. El Paso respectfully requests the concurrence of the staff of the Division that no enforcement action will be recommended if El Paso omits the Proposal from its proxy materials.

The Proposal requests that El Paso's "Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting." El Paso believes that the Proposal may be omitted (a) pursuant to Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by stockholders under Delaware law, (b) pursuant to Rule 14a-8(i)(2) because the Proposal violates Delaware law and (c) pursuant to Rule 14a-8(i)(3) because the Proposal violates the proxy rules of the Securities and Exchange Commission.

Discussion of Reasons for Omission

(1) Improper Under State Law and Violation of Law – Rules 14a-8(i)(1) and 14a-8(i)(2)

A stockholder proposal may be omitted under Rule 14a-8(i) if it is not a proper subject for stockholder action under state law or if its adoption would cause the company to violate applicable state law. In short, and as discussed in more detail below, the Proposal may be omitted because it conflicts with fundamental principles of Delaware law. It is worth noting that this position is consistent with the Division's recent consideration of this issue in General Dynamics Corporation (March 5, 2001) (permitted omission of a similar proposal on grounds that implementation of the proposal would cause the company to violate Delaware law) and Novell, Inc. (Feb. 14, 2000) (allowed omission of a similar proposal on grounds that it was not a proper subject for stockholder action under Delaware law).

A. Delaware Law Grants the Board of Directors Exclusive Authority to Manage the Corporation

Section 141(a) of the Delaware General Corporation Law (the "DGCL") states:

> "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may otherwise be provided in this chapter or in its certificate of incorporation." 8 Del. C. § 141(a).

Delaware courts have consistently granted the authority to manage a corporation's affairs to its board of directors. The supreme court of Delaware holds as a "cardinal precept of the General Corporation Law of the State of Delaware," that directors alone are entrusted with the obligation of managing the business and affairs of the corporation. *Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984). Furthermore, directors, as fiduciaries to the corporation and its stockholders, have the duty to diligently exercise their responsibilities as managers of the corporation, and are strictly forbidden from delegating their responsibilities to stockholders. *See Paramount Communications Inc. v. Time Inc.*, 571 A.2d 1140, 1154 (Del. 1989) ("Delaware law confers the management of the corporate enterprise to the stockholders' duly elected board representatives."); *Smith v. Van Gorkom*, 488 A.2d 858, 873 (Del. 1985). "The corporation law [of Delaware] does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares." *Paramount Communications Inc. v. Time Inc.*, 1989 WL 79880 *749-750 (Del. Ch. July 14, 1989) (explaining that "directors, not shareholders, are charged with the duty to manage the firm").

It is also well established that the adoption and maintenance of a rights plan is within the powers specifically within the board's purview. *See Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc.*, 506 A.2d 173, 181 (Del. 1986) (dealing with the adoption of defensive measures generally). Delaware courts have consistently recognized that the authority to manage the business and affairs of the corporation includes the ability to unilaterally adopt a rights plan. *See Moran v. Household Int'l, Inc.*, 500 A.2d 1346 (Del. 1985) (concluding that sufficient authority for the adoption of a rights plan exists in Section 157 of the DGCL, and that the inherent powers found in Section 141(a) provide additional authority upon which to enact such a plan); *Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281 (Del. 1998); *Leonard Loventhal Account v. Hilton Hotels Corp.*, 780 A.2d 245 (Del. 2001). In *Quickturn*, the supreme court of Delaware held invalid a delayed redemption provision that would have temporarily prevented the board from redeeming the company's rights plan. In reaching its decision, the court explained that Section 141(a) requires that any limitation on the board's authority to manage the business and affairs of the corporation must be set forth in the certificate of incorporation. *See Quickturn*, 721 A.2d at 1291. More recently in *Loventhal*, the supreme court of Delaware expressly stated that the precedent established by *Moran* was that stockholders lack the ability to oppose implementation of a rights plan. *See Loventhal*, 780 A.2d at 249 (explaining that "[t]he power recognized in *Moran* would have been meaningless if a rights plan required shareholder approval" and that "it is difficult to harmonize *Moran's* basic holding with a contention that questions a Board's prerogative to unilaterally establish a rights plan").

Depriving directors of the ability to adopt or maintain a rights plan would clearly interfere with their managerial functions and is therefore contrary to the well settled body of case law that exists in Delaware. Additionally, the Proposal would permit the stockholders to perform functions that are properly carried out by the board of directors under Delaware law.

B. The Proposal Would Contravene the Explicit Language of the DGCL

Section 157 of the DGCL states:

> "Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.
>
> The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the price or prices at which any such shares may be purchased from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive."

8 Del. C. § 157. By its terms, Section 157 grants exclusive power and authority to create and issue rights or options entitling the holders to purchase from the corporation any shares of its capital stock, subject only to any restraints that may be contained in the certificate of incorporation. Unlike DGCL provisions governing amendments to the certificate of incorporation, mergers, sales of assets, and dissolution, Section 157 does not set forth any powers that can be exercised by stockholders. Thus, the stockholders are not afforded any right, directly or indirectly, to dictate or control this process. Stockholder rights plans or "poison pills" generally provide that an option to purchase securities of the issuer (each a "Right") be distributed to existing stockholders as a dividend for each share of the issuer's common stock. These Rights are generally triggered by the proposed acquisition of the issuer or the acquisition of a specified percentage of the issuer's stock by a person or group. When triggered, each holder of a Right becomes entitled, upon exercise of the Right, either (a) to receive shares of the issuer's equity securities at a discount or (b) to acquire at a substantial discount the voting equity securities of the acquiring entity in the event that the issuer is the non-surviving entity in a merger. Thus, rights granted under a stockholder rights plan clearly fit within the meaning of "rights or options" to purchase stock referred to in Section 157.

The Proposal would therefore contravene Section 157 by permitting stockholders to control a decision making process that has been expressly reserved to the board of directors.

Accordingly, it is El Paso's view that the Proposal (a) violates Delaware law and (b) is not a proper subject for stockholder action. El Paso therefore requests that the Division concur that the Proposal should be omitted from the proxy statement and form of proxy for the Company's 2002 Annual Meeting of Stockholders pursuant to Rules 14a-8(i)(1) and 14a-8(i)(2).

(2) Violation of Proxy Rules – Rule 14a-8(i)(3)

For the reasons set forth below, El Paso believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains statements that are contrary to the Rule 14a-9 prohibition on materially false and misleading statements in proxy solicitation materials.

First, the Proposal makes a number of unsubstantiated statements that, as written, could be misconstrued to be factual assertions. The Proposal states that "[m]any institutional investors believe that poison pills should be voted on by shareholders" but provides no specific data to support this assertion. In another instance, the Proposal states that "[t]his proposal topic has significant institutional support" and that "[s]hareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000." Again, no specific data or source references are provided to support this statement. The Proposal goes on to state that "[i]nstitutional investor support is high-caliber support" and that "[i]nstitutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic." Another portion of the Proposal states that "various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force." While the Proposal very generally cites to several sources, there is no indication as to which source supports a specific assertion. As a result, the citations are meaningless, as they do not permit the reader to independently verify that the sources are credible or that they even support the statements contained in the Proposal. The Division has acknowledged that these types of unsubstantiated statements are not proper for inclusion in proxy materials. *See* The Home Depot (April 4, 2000) (requiring that portion of the proposal be deleted unless a source and citation could be provided).

Second, the Proposal is intended to impugn the character of members of El Paso's management. The Note to Rule 14a-9 cites as an example of false and misleading statements: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." In support of its adoption, the Proposal states that "a shareholder vote on poison pills will avoid unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders." This statement is without factual basis and amounts to nothing more than the proponent's unsubstantiated opinion. By implying that, absent stockholder supervision, the board members would be inclined to act in their own interests rather than the stockholders' best interests, such a statement only serves to impugn the character of El Paso's board members without any factual foundation. The Proposal also states that "[a] poison pill can insulate management at the expense of shareholders." Again, this statement amounts to nothing more than the proponent's unsubstantiated opinion and is intended to impugn the character of El Paso's management by implying that they have purposefully insulated themselves from the company's stockholders. Accordingly, El Paso believes that this language is not proper for inclusion in its proxy materials.

It is El Paso's view that the Proposal contains numerous false and misleading statements. El Paso therefore requests that the Division concur that the Proposal should be omitted from the proxy statement and form of proxy for the Company's 2002 Annual Meeting of Stockholders pursuant to Rule 14a-8(i)(3).

Request

For the foregoing reasons, El Paso believes the Proposal may be omitted pursuant to Rules 14a-8(i)(1), 14a-8(i)(2) and 14a-8(i)(3). Accordingly, El Paso respectfully requests that the Division confirm that it will not recommend enforcement proceedings if El Paso omits the Proposal from its 2002 proxy materials.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 713/226-1397. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope. We appreciate your timely attention to this request.

Very truly yours,

Gene G. Lewis

GGL/dd
Enclosure

cc: **Via Facsimile**
Mr. David Siddall
El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

Via Facsimile
Ms. Nandita Berry
El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

By Certified Mail
Mr. Victor Rossi c/o Chris Rossi
P.O. Box 249
Boonville, CA 95415

By Certified Mail
Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Ms. Laura McBurnett (Firm)
Mr. Efren Acosta (Firm)

Exhibit A

4 -SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current poison pill and adopt a new poison pill:

1) At any time
2) In a short period of time
3) Without shareholder approval

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & www.cii.org
  recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support

This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes).

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

68% Vote at a Major Company
This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website under Proposals.

Shareholder Vote Precedent Set by Other Companies
In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

Chris Rossi
P.O. Box 249
Boonville, CA 95415

FX: 713/420-4417
PH: 713/420-2131
Email: webmaster@elpaso.com

Mr. William Wise
Chairman, President CEO
El Paso Corporation (EPG)
El Paso Energy Building
1001 Louisiana Street
Houston, TX 77002

Dear Mr. Wise,

In the interest of sustained long-term shareholder value this Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format is intended to be used for publication. This is to appoint Mr. John Chevedden and/or his designee to substitute for me, including pertaining to the shareholder proposal process for the forthcoming shareholder meeting, before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Chris Rossi

Nov 5-01
Date

Chris Rossi
Custodian for Victor Rossi
Record Holder
El Paso Corporation

cc:
David Siddall
Corporate Secretary
FX: 713/420-4099

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

January 25, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

El Paso Corporation (EPG)
Preliminary Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Poison Pill Vote

Ladies and Gentlemen:

This is respectfully submitted in response to the El Paso Corporation (EPG) no action request. It is believed that EPG must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

1) [1 corresponds to the page number in the company no action request]
Page one states By Federal Express. The investor party received the company letter by non-priority mail days after the date of the letter. As certified mail delivery was further delayed. 1) This seems to hamper the function of rule 14a-8 because the staff requests that investor input be made as soon as possible. The company is thus responsible for an investor delay.
1) This delay could put the company in the position of defending whether the company has acted in a manner that should disqualify the company no action request from further review or send the company no action request to the end of the line for staff review.

2) The company does not explain why it does not address an important distinction in the General Dynamics proposal.
2) The General Dynamics proposal had the following additional text that is not in this 2002 proposal:
"Once enacted this proposal is not to be amended, modified or repealed except by a shareholder vote as a separate ballot item."
2) The company does not explain why it does not address the fact that Novell was a binding proposal and this 2002 proposal is precatory. Thus the company should address the distinctions under the company burden of proof standard.
2) The company does not address that the 2002 proposal is precatory.
2) The company lacks an explanation on how a precatory proposal can be binding.

3) The company does not explain how seeking shareholder approval would force the board to act according to the vote.
3) The company does not explain how merely seeking a vote would take away "exclusive power and authority."
3) The company does not specify or elaborate the "functions" shareholders would be assigned under the company characterization of this proposal.

4) The company does not explain how a precatory vote would "control a decision making process."
4) Weasel words in one sentence:
"could be"
"misconstrued"
4) The company admits source attribution which raises the bar for the company burden of proof:
"cites to several sources"
4) Fallacy: The company view of accuracy is that according to rule 14a-8 interpretation the investor must "permit the reader to independently verify" sources.
4) The company cites Home Depot where certain challenged text was published in the proxy after staff review.
4) The company does not reveal the company threshold standard for determining application of its notion of "nothing more" in the last paragraph page 4.
4) The company does not describe a reasonable connection of its "nothing more" notion to a company accusation targeting a company investor.
4) The company does not disclose whether it sought or found additional support for the statements in this proposal through a Lexis search or otherwise.
4) Without this disclosure investors could question whether the company had an inferior capability in tracking significant investor concerns in the field of corporate governance.
4) The company introduces the notion that directors "purposely insulated themselves."
4) The company does not produce supporting evidence contrary to this company self-introduced phraseology of director insulation and may thereby impugn company directors.

In summary, there appear to be 19 above issues with the company and its burden of proof.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: EPG
Chris Rossi

LOCKE LIDDELL & SAPP LLP

ATTORNEYS & COUNSELORS

3400 CHASE TOWER
600 TRAVIS STREET
HOUSTON, TEXAS 77002-3095

AUSTIN • DALLAS • HOUSTON • NEW ORLEANS

(713) 226-1200
Fax: (713) 223-3717
www.lockeliddell.com

February 8, 2002

VIA FACSIMILE (202) 942-9525

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Proposal Submitted by Victor Rossi

Ladies and Gentlemen:

On behalf of El Paso Corporation ("El Paso"), we submitted a letter dated January 7, 2002 to the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Division"), as El Paso's notice of its intention to omit from its proxy materials for its 2002 Annual Meeting of Stockholders the stockholder proposal (the "Proposal") submitted by Chris Rossi, as custodian for Victor Rossi ("Rossi"). The Proposal requests that El Paso's "Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

On February 5, 2002, El Paso received from John Chevedden, on behalf of Rossi ("Chevedden"; Rossi and Chevedden are collectively referred to herein as the "Proponent"), a facsimile copy of a letter dated January 25, 2002 addressed to the Division (the "Response Letter"). On behalf of El Paso, we respectfully submit this letter to the Division, with facsimile copies to Rossi and Chevedden, in order to address some of the points raised in the Response Letter. We have limited our response to those points that we have deemed to be of significance in connection with the Division's review of this matter. To the extent we do not address a point raised in the Response Letter, it would be proper for the Division to assume that we have deemed it to be irrelevant to the Division's review or adequately addressed in the initial request.

First, the Proponent attempts to distinguish the Proposal from the proposal addressed in the General Dynamics Corporation (March 5, 2001) letter cited in El Paso's request. The Proponent makes the distinction that the General Dynamics proposal contained language that is absent from the Proposal. While the Proponent has correctly observed that the Proposal is not identical to the General Dynamics proposal, he does not explain why this is an important distinction. Rather than focusing on insignificant differences between the proposals, we urge the Division to focus on an important similarity. As with the General Dynamics proposal, the Proposal would violate Delaware law by usurping the board of directors' exclusive authority to manage the company. We point out that the Division did not rely on specific portions of the General Dynamics proposal in finding it was excludable, but rather excluded the entire proposal under Rule 14a-8(i)(2). Thus, in pointing out specific differences in the texts of the proposals the Proponent is urging the Division to consider form over substance.

The Proponent then attempts to distinguish Novell, Inc. (Feb. 14, 2000), also cited in El Paso's request. The distinction is that the proposal in Novell was binding, while the Proposal is precatory. While Rule 14a-8(i)(1) was asserted as one reason for exclusion of the Proposal, that rule was not the exclusive basis on which El Paso relied. The concern of whether the Proposal is precatory or mandatory in form is wholly irrelevant for the purpose of resolving El Paso's request. Even if a proposal is framed as a recommendation or request, it may be properly excluded if another provision of Rule 14a-8 so requires. In this case, Rules 14a-8(i)(2) and 14a-8(i)(3) require exclusion of the Proposal.

The Proponent then faults El Paso for citing The Home Depot (April 4, 2000), stating that "certain challenged text was published in the proxy after staff review." We do not believe El Paso's reliance on The Home Depot was misplaced. Rather, The Home Depot exemplifies the Division's position regarding the impropriety of including unsubstantiated statements in proposals. In The Home Depot, the Division required Chevedden to include a source and citation or have the following sentence deleted from his proposal: "70% of the Home Depot directors are not independent." A review of The Home Depot's 2000 proxy statement reveals that the quoted sentence was included in the proxy, followed by a citation to supporting authority. Thus, the Proponent's statement is misleading since the text in question was included only after a source citation was provided.

Finally, the Proponent argues that El Paso "introduces the notion" that its directors "purposely insulated themselves." To the contrary, the Proponent implied this in the following statement in the Proposal: "A poison pill can insulate management at the expense of shareholders," which, when read in the context of that entire paragraph, suggests the possibility of improper motives by El Paso's board.

In view of the foregoing, El Paso respectfully renews its request that the Division confirm that it will not recommend enforcement proceedings if El Paso omits the Proposal from its 2002 proxy materials.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 713/226-1496. We appreciate your timely attention to this request.

Very truly yours,

David F. Taylor

David F. Taylor

cc: **Via Facsimile**
Mr. David Siddall
El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

Via Facsimile
Ms. Nandita Berry
El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

Via Facsimile (713) 420-4417
Mr. Victor Rossi c/o Chris Rossi
P.O. Box 249
Boonville, CA 95415

Via Facsimile (310) 371-7872
Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Ms. Laura McBurnett (Firm)
Mr. Efren Acosta (Firm)

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 16, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

In response to the company February 8, 2002 letter

El Paso Corporation (EPG)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Poison Pill Vote

Ladies and Gentlemen:

This responds to the company February 8, 2002 letter.
It is believed that the company must meet the burden of proof under rule 14a-8.

A) The company makes a pompous blanket declaration of irrelevancy without explanation or a single illustration or example:
"Deemed it to be irrelevant"
B) The company does not define, illustrate or support its claim of "insignificant differences" with the General Dynamics proposal.
C) The company claims that since the General Dynamics Staff view did not cite particular proposal text, that it should be assumed for company purposes that this Staff view applies in a blanket way to this proposal to El Paso Corporation – which has significantly different text.

D) The company speculates that the Staff would have expressed that same view in Novell if certain key issues were missing
E) The company again cites The Home Depot text that was not excluded.
F) This is at least implicit company support for proposal text inclusion.
G) Directors "purposefully insulated themselves" is original text taken directly from the company no action request.

The following points from the January 25, 2002 letter to the Commission may be additional weaknesses in the company attempt to meet its burden of proof.
This includes the burden of production of evidence.

1) [1 corresponds to the page number in the company no action request]

Page one states <u>By Federal Express</u>. The investor party received the company letter by non-priority mail days after the date of the letter. The company use of certified mail delayed delivery further.

1)This seems to hamper the function of rule 14a-8 because the Staff requests that investor input be made as soon as possible. The company is thus responsible for an investor delay.

1)This delay could put the company in the position of defending whether the company has acted in a manner that should disqualify the company no action request from further review or send the company no action request to the end of the line for Staff review.

2) The company does not explain why it does not address an important distinction in the General Dynamics proposal.

2) The General Dynamics proposal had the following additional text that is not in this 2002 proposal:

"Once enacted this proposal is not to be amended, modified or repealed except by a shareholder vote as a separate ballot item."

2) The company does not explain why it does not address the fact that Novell was a binding proposal and this 2002 proposal is precatory. Thus the company should address the distinctions under the company burden of proof standard.

2) The company does not address that the 2002 proposal is precatory.

2) The company lacks an explanation on how a precatory proposal can be binding.

3) The company does not explain how seeking shareholder approval would force the board to act according to the vote.

3) The company does not explain how merely seeking a vote would take away "exclusive power and authority."

3) The company does not specify or elaborate the "functions" shareholders would be assigned under the company characterization of this proposal.

4) The company does not explain how a precatory vote would "control a decision making process."

4) Weasel words in one sentence:

"could be"

"misconstrued"

4) The company admits source attribution which raises the bar for the company burden of proof:

"cites to several sources"

4) Fallacy: The company view of accuracy is that according to rule 14a-8 interpretation the investor must "permit the reader to independently verify" sources.

4) The company cites Home Depot where certain challenged text was published in the proxy after Staff review.

4) The company does not reveal the company threshold standard for determining application of its notion of "nothing more" in the last paragraph page 4.

4) The company does not describe a reasonable connection of its "nothing more" notion to a company accusation targeting a company investor.

4) The company does not disclose whether it sought or found additional support for the statements in this proposal through a Lexis search or otherwise.

4) Without this disclosure investors could question whether the company had an inferior capability in tracking significant investor concerns in the field of corporate governance.

4) The company introduces the notion that directors "purposely insulated themselves."

4) The company does not produce supporting evidence contrary to this company self-introduced phraseology of director insulation and may thereby impugn company directors.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.

The company does not explain how seeking shareholder approval would force the board to act according to the vote.

Sincerely,

John Chevedden
cc: EPG
Chris Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

March 8, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and ExchangeCommission
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 MAR 12 AM 9: 36

El Paso Corporation (EPG)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Poison Pill Vote

Ladies and Gentlemen:

This is in addition to the February 16, 2002 investor party letter.

The company opposing text appears to be evidence that the company is simply using rule 14a-8 to get regulatory approval for a double standard for shareholder rule 14a-8 text and company text.

The company opposing text to this proposal illustrates the double standard that the company promotes for company text and undermines the company critique of shareholder text. After a rigorous critique of shareholder text the company may have forsaken reasonable standards of accuracy, credibility and support in its own text.

In other words the company seems to preach strict regulatory enforcement for shareholder text while practicing a lose standard for company text.

Thus it is possible that the company will issue a false and/or misleading definitive proxy. The following changes are believed needed in the company opposing text to be consistent with rule 14a-8 and 14-9:

Paragraph 2

By naming Mr. Rossi in its opposing text the company resorts to making this an issue of personalities and not an issue to be decided on the merits.
The Chairman is not named in the company opposing text.
Mr. Rossi is targeted as still "incorrect" after his text has been submitted to regulatory review.
The company appears to be making an indirect criticism of the regulatory process after the company maximizedits use.

Paragraph 3

• The purpose of El Paso's plan is to strengthen the board's ability to maximize shareholder value.
Needs clarification.

The following points from the January 25, 2002 letter to the Commission may be additional weaknesses in the company attempt to meet its burden of proof.
This includes the burden of production of evidence.

1) [1 corresponds to the page number in the company no action request]
Page one states By Federal Express. The investor party received the company letter by non-priority mail days after the date of the letter. The company use of certified mail delayed delivery further.
1)This seems to hamper the function of rule 14a-8 because the Staff requests that investor input be made as soon as possible. The company is thus responsible for an investor delay.
1)This delay could put the company in the position of defending whether the company has acted in a manner that should disqualify the company no action request from further review or send the company no action request to the end of the line for Staff review.

2) The company does not explain why it does not address an important distinction in the General Dynamics proposal.
2) The General Dynamics proposal had the following additional text that is not in this 2002 proposal:
"Once enacted this proposal is not to be amended, modified or repealed except by a shareholder vote as a separate ballot item."
2) The company does not explain why it does not address the fact that Novell was a binding proposal and this 2002 proposal is precatory. Thus the company should address the distinctions under the company burden of proof standard.
2) The company does not address that the 2002 proposal is precatory.
2) The company lacks an explanation on how a precatory proposal can be binding.

3) The company does not explain how seeking shareholder approval would force the board to act according to the vote.
3) The company does not explain how merely seeking a vote would take away "exclusive power and authority."
3) The company does not specify or elaborate the "functions" shareholders would be assigned under the company characterization of this proposal.

4) The company does not explain how a precatory vote would "control a decision making process."
4) Weasel words in one sentence:
"could be"
"misconstrued"
4) The company admits source attribution which raises the bar for the company burden of proof:
"cites to several sources"
4) Fallacy: The company view of accuracy is that according to rule 14a-8 interpretation the investor must "permit the reader to independently verify" sources.
4) The company cites Home Depot where certain challenged text was published in the proxy after Staff review.
4) The company does not reveal the company threshold standard for determining application of its notion of "nothing more" in the last paragraph page 4.

To maximizeshareholder value may not be the sole purpose of the plan.
The plan may reduce shareholder value by tempting the board to act less in the interest of shareholder value because, with the plan, the board need not increase shareholder value to prevent certain types of offers for the company.
• The rights plan does not affect any takeover proposal.
Needs clarification.
The rights plan will eliminate the presentation of certain types of takeover plans that could result in a favorable offer for the company and/or encourage the directors to take effective action to maximizeshareholder value that they would not have initiated without a certain type of takeover offer being made.
• The board is in the best position to evaluate.
Needs clarification
The shareholders may have an advantage in evaluating since most shareholders do not risk losing their jobs as a result of a takeover offer.
• The overriding objective of the Board in adopting the plan was maximizingstockholder value.
Not supported.
The company does not claim that its superlative overriding maximization of value is supported by a clean record on shareholder lawsuits.

Paragraph 6
• The Board's commitment has always been to serve the best interest of stockholders.
Again the company does not support this superlative by citing a clean record on shareholder lawsuits.
• The Board's legalresponsibilities require it to act in the best interest.
This is irrelevant without establishing a clean record on shareholder lawsuits.

The following is from the February 16, 2002 investor party letter.

This responds to the company February 8, 2002 letter.
It is believed that the company must meet the burden of proof under rule 14a-8.

A) The company makes a pompous blanket declaration of irrelevancy without explanation or a single illustration or example:
"Deemed it to be irrelevant"
B) The company does not define, illustrate or support its claim of "insignificant differences" with the General Dynamics proposal.
C) The company claims that since the General Dynamics Staff view did not cite particular proposal text, that it should be assumed for company purposes, that this Staff view applies in a blanket way to this proposal to El Paso Corporation – which has significantly different text.

D) The company speculates that the Staff would have expressed that same view in Novell if certain key issues were missing.
E) The company again cites The Home Depot text that was not excluded.
F) This is at least implicit company support for proposal text inclusion.
G) Directors "purposefully insulated themselves" is original text taken directly from the company no action request.

4) The company does not describe a reasonable connection of its "nothing more" notion to a company accusation targeting a company investor.
4) The company does not disclose whether it sought or found additional support for the statements in this proposal through a Lexis search or otherwise.
4) Without this disclosure investors could question whether the company had an inferior capability in tracking significant investor concerns in the field of corporate governance.
4) The company introduces the notion that directors "purposely insulated themselves."
4) The company does not produce supporting evidence contrary to this company self-introduced phraseology of director insulation and may thereby impugn company directors.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.

The company does not explain how seeking shareholder approval would force the board to act according to the vote.

Sincerely,

John Chevedden
cc: EPG
Chris Rossi

EPG

STATEMENT OF THE BOARD OF DIRECTORS IN OPPOSITION TO THE STOCKHOLDER PROPOSAL

1 Your Board of Directors believes that the proposal is contrary to the interests of El Paso and our stockholders and, accordingly, is recommending that our stockholders vote **AGAINST** the proposal for the following reasons:

2 While Mr. Rossi's proposal makes several assertions about rights plans that, in the judgment of the Board of Directors, are incorrect, the Board recommends a vote against the proposal for the broader policy reasons set forth below.

3 The Board of Directors adopted El Paso's rights plan in order to protect El Paso's stockholders against abusive takeover tactics and to ensure that each stockholder is treated fairly in any transaction involving an acquisition of control of El Paso. Plans similar to El Paso's plan have been adopted by many of the corporations included in the Standard & Poor's 500 Index. The purpose of El Paso's rights plan is to strengthen the Board of Directors' ability, in the exercise of its fiduciary duties, to protect and maximize the value of stockholders' investment in El Paso in the event of an attempt to acquire control of El Paso. The plan is not intended to, and does not, preclude unsolicited, non-abusive offers to acquire El Paso at a fair price. Nor is it intended as a deterrent to a stockholder's initiation of a proxy contest. El Paso's rights plan is designed, instead, to encourage potential acquirors to negotiate directly with the Board of Directors, which El Paso believes is in the best position to evaluate the adequacy and fairness of any proposed offer, to negotiate on behalf of stockholders and to act promptly without the delay associated with a stockholder vote, to protect stockholders against abusive tactics during a takeover process, such as partial or two-tiered tender offers that do not treat all stockholders fairly and equally or acquisitions in the open market of shares constituting control without offering fair value to all stockholders. Additionally, the rights plan affords the Board of Directors the opportunity and additional time to determine if an offer reflects the full value of El Paso, and if not, to reject the offer. In other words, El Paso's rights plan does not affect any takeover proposal believed by the Board to be in the best interests of El Paso's stockholders. Rather, the plan affords the Board of Directors important bargaining power in negotiating a transaction with a potential acquiror or pursuing potentially superior alternatives. The overriding objective of the Board of Directors in adopting the rights plan was, and continues to be, the preservation and maximization of El Paso's value for all stockholders.

4 A study by Georgeson & Company Inc. analyzing takeover data between 1992 and 1996 revealed that premiums paid to acquire target companies with rights plans were on average eight percentage points higher than premiums paid for target companies that did not have rights plans. Georgeson estimated that rights plans contributed an additional $13 billion in stockholder value during the time period in question, and that stockholders of acquired companies without rights plans gave up $14.5 billion in potential premiums. Finally, Georgeson concluded that the presence of a rights plan did not increase the likelihood of the withdrawal of a friendly takeover bid nor the defeat of a hostile one, and that rights plans did not reduce the likelihood of a company becoming a takeover target.

5 The Board of Directors believes that the adoption and maintenance of a rights plan is within the scope of responsibilities of the Board of Directors, acting on behalf of all stockholders. The adoption of such a plan accords with the Board of Directors' responsibilities for the management of El Paso's affairs and the issuance of securities and does not require stockholder approval under Delaware corporate law or the rules of the New York Stock Exchange or the Pacific Exchange.

6 The Board of Directors' commitment has always been, and always will be, to serve the best interest of El Paso's stockholders. The Board of Directors' legal responsibilities and duties require it to act in the best interest of El Paso, including protecting stockholder interest and maximizing stockholder value in the event of a takeover bid. To this end, the Board of Directors believes that the rights plan it has adopted provides the Board of Directors with the ability to respond promptly to a takeover bid in beneficial ways not available to individual stockholders. Moreover, stockholder approval of Mr. Rossi's non-binding proposal would not effectuate the changes it seeks. The adoption of a rights plan in the future, including upon the expiration of El Paso's existing rights plan in July 2002, would require only Board action. Similarly, redemption of the existing rights plan could be effected only by Board action. WE URGE THE STOCKHOLDERS TO VOTE AGAINST THIS PROPOSAL. Proxies solicited by the Board of Directors will be so voted unless the stockholder otherwise specifies.

WE RECOMMEND THAT YOU VOTE "AGAINST" THIS STOCKHOLDER PROPOSAL FOR THE APPROVAL OF ANY ADOPTION OF POISON PILLS.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 11, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: El Paso Corporation
Incoming letter dated January 7, 2002

The proposal requests that the board of directors "seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

We are unable to concur in your view that El Paso may omit the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that El Paso may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that El Paso may omit the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that El Paso may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that El Paso may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the sentence that begins "Many institutional investors . . ." and ends ". . . voted on by shareholders" to specifically identify the institutional investors referenced and provide factual support in the form of a citation to a specific source;

- recast the sentence that begins "A poison pill can insulate . . ." and ends ". . . expense of shareholders" as the proponent's opinion;

- revise "This proposal topic has significant institutional support" to specifically identify the institutional investors referenced and provide factual support in the form of a citation to a specific source;

- revise the sentence that begins "Shareholder right . . ." and ends ". . . yes-no votes)" to specifically identify the major companies referenced and provide factual support in the form of a citation to a specific source;

- delete the paragraph that begins "Institutional investor support . . ." and ends ". . . issues involved in this proposal topic"; and

- provide factual support in the form of a citation to a specific study and publication date for the sentence that begins "In recent years. . . " and ends ". . . remain in force."

Accordingly, unless the proponent provides El Paso with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if El Paso omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor